UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 17, 2024

_____

In the Matter of

HOUYI DIGITAL INTERNET
INDUSTRY TECHNOLOGY CO, LTD
Floor 19, Unit 1, Building A
Kexing Science, No. 15 Keyuan Rd
Science and Technology Park
Nanshan District, Shenzhen
Guangdong, China 518000

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-275683

_____

HOUYI DIGITAL INTERNET INDUSTRY TECHNOLOGY CO, LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

HOUYI DIGITAL INTERNET INDUSTRY TECHNOLOGY CO, LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on October 17, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief